

Mail Stop 3720

October 18, 2016

Douglas Osrow
Chief Financial Officer
Remark Media, Inc.
3960 Howard Hughes Parkway, Suite 900
Las Vegas, NV 89169

> **Re: Remark Media, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-33720**

Dear Mr. Osrow:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Technology and Digital Media Services, page 2

1.   Please provide more detail as to the capabilities, structure, and functionalities of your KanKan social media and data intelligence product. We note your statement that you are able to amass data "on over 1.3 billion socially-active user profiles globally" and aggregate this information. It is unclear whether KanKan is able to analyze social media data from platforms generally or if KanKan can only access these data if users first interact with and join KanKan's own platform.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2.   Please include a more detailed discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. We especially note that while you have provided a numerical presentation of revenue and operating expenses for the past two fiscal years, you have not provided a narrative accompaniment that offers further details as to the material components of revenue and the components of your overall operating expense. For example, please discuss any material trends, uncertainties, and components of revenue generated from your Vegas.com operations. Please refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

3.   Please note that since you report depreciation and amortization outside of cost of revenue, it is not appropriate to present a separate caption for gross margin. Refer to SAB Topic 11:B. Please revise your presentation accordingly.

Note 3. Business Acquisition, page F-15

4.   We note that you paid the sellers of Vegas.com $14 million ($15.3 million net of a working capital adjustment of $1.3 million). However, you do not report this cash portion of your purchase price in the Statement of Cash Flows. Please revise your disclosure to state when you expect to pay this amount or revise your presentation as appropriate.

Note 5. Restricted Cash, page F-19

5.   Please disclose the conditions under which the cash restrictions may be released, and if you are able to use this cash to satisfy the cash consideration for the acquisition of Vegas.com.

Note 12. Long-term Debt, page F-26

6.   We note that on March 31, 2016 you obtained a waiver from a "financial covenant requiring minimum consolidated EBITDA of Remark and its subsidiaries for the four fiscal quarter period(s) ended December 31, 2015." It does not appear that you obtained a waiver for a year or more from December 31, 2015 since at June 30, 2016 you were not

in compliance with the same covenant and in August 2016 you obtained another waiver. Tell us why you believe non-current classification for the underlying debt obligation is appropriate since appears that you did not meet the criteria specified in paragraphs 1b and 11 of ASC 470-10-45 as of the December 31, 2015 balance sheet date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications